Exhibit 4.6

TUMBLR, INC.

OPTION HOLDER NOTICE AND ACKNOWLEDGEMENT

As you know, Tumblr, Inc. (“Tumblr”) has entered into an Agreement and Plan of Merger with Yahoo! Inc. (“Parent”) and certain other parties thereto, dated May 18, 2013 (the “Merger Agreement”), which will result in Tumblr becoming a wholly-owned subsidiary of Parent (the “Merger”). The Merger is expected to close as early as June 19, 2013, subject to customary closing conditions (the actual time for consummation of the Merger, the “Effective Time”).

What follows is a description of the treatment in the Merger of outstanding options to purchase Tumblr common stock (“Tumblr Options”) granted under the Tumblr, Inc. 2007 Stock Plan, as it has been in effect from time to time (the “Plan”). Please read this notice carefully. Additionally, and in order to timely process and deliver any payments or substituted Parent stock options to which you might become entitled with respect to your Tumblr Options following the Effective Time, please sign and return this Notice and Acknowledgement to the Company by June 17, 2013.

General Background on the Merger Consideration and Indemnification Obligations

Based on an estimated closing date of June 19, 2013, holders of Tumblr common stock will receive approximately $6.44 per share in consideration for their shares in the Merger (the “Per Share Consideration”); however, this number is only an estimate and the actual per share consideration received by holders of Tumblr common stock could be higher or lower.

Not all of the Per Share Consideration will be distributed to the holders of Tumblr common stock on or immediately following the Effective Time. A portion of the aggregate Merger consideration will be placed in escrow (the “Escrow Amount”) in order to secure Parent’s rights of indemnification for, among other things, breach of the representations, warranties, covenants and agreements in the Merger Agreement. Holders of vested Tumblr Options who become entitled to receive a cash-out payment in connection with the cancellation of their options (as discussed below), as well as of holders of Tumblr common stock and holders of vested restricted stock units for Tumblr common stock (“Tumblr RSUs”), will contribute to the Escrow Amount pro-rata based on the amount of the aggregate Merger consideration that such individual is otherwise entitled to receive relative to all other holders. Each holder’s pro-rata share of the Escrow Amount will be paid to him or her (less applicable withholding taxes) if and to the extent such amounts are released from escrow and not otherwise returned to Parent at the same time that Escrow Amounts are released to all holders of Tumblr equity interests subject to the Escrow. The term of the escrow is generally 12 months and the Escrow Amount is subject to the terms of an escrow agreement (the “Escrow Agreement”) executed in connection with the Merger Agreement.

In certain circumstances, the Merger Agreement provides that Parent may be able to seek indemnification from holders of Tumblr common stock, vested Tumblr Options and vested Tumblr RSUs in excess of the Escrow Amount. In these circumstances, the maximum amount payable by any such holder would be equal to the amount of the total Merger consideration received by such holder; provided, that there is no limit on the damages Parent can seek to recover from any holder who commits fraud.

Treatment of Tumblr Options

Vested Tumblr Options

If You Do Not Wish to Exercise Your Vested Tumblr Options Prior to Effective Time

Parent will not assume any Tumblr Options that are vested as of the Effective Time (“Vested Options”). The Merger Agreement provides that unexercised Vested Options outstanding as of the Effective Time will be cancelled and converted into the right to receive:

•

Promptly After the Effective Time: an amount in cash equal to the Per Share Consideration multiplied by the number of shares of Tumblr common stock subject to such Vested Options minus (a) the aggregate exercise price of all shares subject to such Vested Options and (b) the pro rata share of the Escrow Amount, to be paid as soon as reasonably practicable after the Effective Time, less all applicable withholding taxes, and

•

Twelve Months or More After the Effective Time: an additional cash amount equal to any portion of the pro rata share of the Escrow Amount required to be made from the escrow funds, as and when such disbursements are required to be made in accordance with the Merger Agreement and Escrow Agreement.

No payment shall be made with respect to any Vested Option with a per share exercise price that equals or exceeds the amount of the Per Share Consideration.

You may be requested to complete a letter of transmittal and other ancillary documents to facilitate the payments in respect of your Vested Options. All payments in respect of Vested Options will be reduced by all applicable withholding taxes. Tax withholding will apply only when payments are made to you, either at, or shortly after the Effective Date, or when such funds are released to you from the escrow funds. For U.S. taxpayers, please note that payments received in exchange for the cancellation of Vested Options constitute ordinary income (in the case of employees and former employees, subject to income and employment tax withholding) regardless of whether the Vested Option was an incentive stock option or nonstatutory stock option under federal tax laws.

By timely signing and returning this Notice and Acknowledgement, you understand, acknowledge and agree to the treatment of your Vested Options as described above, and as further specified in the Merger Agreement and the Escrow Agreement. Copies of the Merger Agreement and the Escrow Agreement are on file with Ari Shahdadi at the Company and are available for your review upon request should you desire to understand in greater detail the specific terms and conditions that apply, in particular to Escrow Amounts, under the Merger Agreement.

If You Wish to Exercise Your Vested Tumblr Options Prior to the Effective Time

You may also choose to exercise your Vested Options prior to the Effective Time. If you wish to so exercise, please contact Ari Shahdadi or Christine Chang at the email addresses provided below no later than June 17, 2013. No exercises of Tumblr Options will be permitted after June 17, 2013. To exercise, you must provide a completed exercise notice to Tumblr and pay the aggregate exercise price (including any applicable withholding taxes) applicable to the Vested Options you are exercising by the above date. As a stockholder of Tumblr at the Effective Time, a portion of the Merger consideration that you receive for your shares will be held back in escrow as described above.

Exercising Incentive Stock Options: If you exercise Vested Options that qualify as “incentive stock options” (“Vested ISOs”) under federal tax law, the aggregate amount of the Per Share Consideration payable for the underlying shares minus the aggregate exercise price applicable to those shares (such difference, the “Vested Spread”) will be reported as ordinary income to you for U.S. federal income tax purposes. The amount of Vested Spread reported to you as ordinary income will include the amount payable with respect to your Vested Options that are held back as Escrow Amounts. None of the Vested Spread reported to you as ordinary income in connection with your exercise of Vested ISOs will be subject to income or employment tax withholdings under applicable U.S. federal tax law. Please note that you should consider consulting your own tax adviser to understand the amount of employment taxes that will otherwise apply if you choose not to exercise your Vested ISOs.

Exercising Nonstatutory Stock Options: If you exercise Vested Options that do not qualify as incentive stock options and are considered to be “nonstatutory stock options” (“Vested NSOs”), the Vested Spread will be reported to you as ordinary income. The amount of Vested Spread reported to you as ordinary income will include the amount payable with respect to your Vested NSOs that are held back as Escrow Amounts, and the full amount so reported will be subject to all applicable income and employment tax withholdings.

Please note that, if your Vested Options remain outstanding at the Effective Time and you have signed and returned this Notice and Acknowledgement where indicated below, they will automatically be cancelled and converted into the right to receive the cash amounts described above. EXCEPT AS NOTED IN THE NEXT PARAGRAPH, YOU DO NOT NEED TO EXERCISE YOUR VESTED OPTIONS IN ORDER TO RECEIVE THE CASH AMOUNTS DESCRIBED ABOVE.

However, if your Vested Options will expire prior to the Effective Time or you otherwise want to exercise your Vested Options prior to the Effective Time, please contact Ari Shahdadi or Christine Chang as soon as possible to make the appropriate arrangements. Tumblr will not process option exercises after June 17, 2013.

Unvested Tumblr Options

Parent will assume all Tumblr Options that are outstanding and unvested as of the Effective Time and are held by Continuing Employees (each, an “Assumed Option”). A “Continuing Employee” is someone who is an employee of Tumblr and will become an employee of Parent or its subsidiaries immediately following the Effective Time. Each Assumed Option will become an option to purchase a number of shares of Parent common stock equal to the product (rounded down to the next whole number of shares of Parent common stock) of (A) the number of shares of Tumblr common stock that would have been issuable upon exercise of the unvested Tumblr Option immediately prior to the Effective Time and (B) the Equity Exchange Ratio (as defined in the Merger Agreement). Each Assumed Option will have a per share exercise price for the shares of Parent common stock payable upon exercise of the Assumed Option equal to the quotient (rounded up to the nearest whole cent) obtained by dividing the exercise price per share of Tumblr common stock at which such unvested Tumblr Option was exercisable immediately prior to the Effective Time by the Equity Exchange Ratio.

Please note that any Assumed Options will otherwise continue to have and be subject to the same terms and conditions (including if applicable the vesting arrangements and other terms set forth in the Plan and applicable option agreement) as are in place immediately prior to the Effective Time, except that the Assumed Options will be administered by Parent, will not have an “early exercise feature” (meaning you would no longer be able to exercise to purchase unvested shares) and will be treated for tax purposes as nonstatutory stock options (and will be taxed upon exercise as described above for Vested NSOs).

Parent will not assume any Tumblr Options that are outstanding and unvested as of the Effective Time and are held by a Non-Continuing Employee. A “Non-Continuing Employee” includes anyone who will not remain employed by Parent or its subsidiaries after the Effective Time, as well as all consultants and independent contractors of Tumblr, even if they continue to provide services to Parent or its subsidiaries after the Effective Time. Unvested Tumblr Options held by Non-Continuing Employees will be cancelled at the Effective Time without consideration pursuant to the terms of the Plan.

The tax information in this Notice and Acknowledgement is summary information only and is given for your reference. You agree that Tumblr and its affiliates and successors are not providing and have not provided you with any tax or financial advice with respect to these matters and that you are relying solely on your own tax and other advisers in making any decisions regarding your Tumblr Options. We encourage you to timely consult your own tax and financial advisers on these matters.

* * *

Please indicate your acceptance of the terms and conditions described above by signing and returning this Notice and Acknowledgement to Ari Shahdadi no later than the close of business on June 17, 2013. It is important that you take this action to receive payments related to your Vested Options and receive Assumed Options with respect to your unvested Tumblr Options. If you do not timely sign and return this Notice and Acknowledgment, your unvested Tumblr Options will not be assumed by Parent and will instead be cancelled at the Effective Time without payment. You will not have any further rights with respect to or in respect of any unvested Tumblr Options that are so cancelled.

If you have any questions regarding this notice, the Merger or the transactions contemplated thereby, please contact Ari Shahdadi or Lindsey Dole. Please note that if the Merger is not consummated, you will not be eligible to receive any of the payments or Assumed Options described in this Notice and Acknowledgement, and your Tumblr Options will remain outstanding in accordance with their terms.

Very truly yours,

TUMBLR, INC.

By:
Name:
Title:

Acknowledgement:

I acknowledge and agree to the treatment of my Tumblr Options as described above. In the event the Merger does not close, this agreement will be without force or effect.

Acknowledged and agreed to on June     , 2013.

Optionee:

Signature

Print Name

6